Exhibit 99.1

Department of Defense Awards Grant to Advance Tiziana Life Sciences Intranasal Anti-CD3 Therapy for Spinal Cord Injury

BOSTON, MA, September 15, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that the U.S. Department of Defense (DoD) have awarded a research grant to study the use of intranasal anti-CD3 therapy in traumatic spinal cord injury (SCI). This funding builds on Tiziana’s strategy to expand the therapeutic potential of its intranasal anti-CD3 platform beyond autoimmune and neuroinflammatory diseases into large, underserved neurological indications.

The DoD award will support a three-year study of intranasal anti-CD3 in the acute phase of SCI, aimed at patients who present to the hospital immediately following injury. Complementing this, a two-year Stepping Strong Breakthrough Award will expand research into the chronic phase, focusing on patients living with persistent neurological deficits.

Traumatic SCI is a major unmet medical need, with nearly 300,000 Americans living with permanent disability and more than 17,000 new injuries annually. Current standard of care remains supportive, with no approved therapies that improve neurological recovery or prevent the chronic complications caused by persistent spinal cord inflammation. The Company believes this represents a significant commercial opportunity in a market with high disease burden and no disease-modifying treatments.

Researchers in the Immunology of CNS Injury Program at Brigham and Women’s Hospital, a founding member of Mass General Brigham, have previously reported promising preclinical results using intranasal anti-CD3 demonstrating benefits in motor outcomes, suggesting potential to improve independence and quality of life. This non-invasive therapy, delivered through the nose—avoiding surgery or infusions, is designed to rebalance the immune system, reduce microglial-driven inflammation in the injured spinal cord, and support functional recovery. The same mechanism may be relevant in other acute CNS injuries.

“SCI is not a one-time event—it is a chronic inflammatory disease. Our findings suggest that intranasal anti-CD3 could change the trajectory of injury by addressing the immune cascade that continues to damage the spinal cord long after the initial trauma.” commented Saef Izzy, MD, FNCS, FAAN, Critical Care Neurologist at Mass General Brigham, and head of the program. “With support from the Department of Defense and Stepping Strong, we are moving from discovery to translation. Our goal is to build the data needed to bring a safe, practical therapy to people living with spinal cord injury.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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